Exhibit 99.44

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of the Shareholders (the “Meeting”) of Acasti Pharma Inc. (the “Corporation”) will be held at the Hilton Garden Inn Montréal Centre-Ville, Charles de Bleury Room, 380 Sherbrooke Street West, Montréal,Québec H3A 0B1 on June 21, 2012 at 10:00 a.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 29, 2012 and the auditors' report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4.
To consider and, if deemed appropriate, to adopt an ordinary resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) ratifying and confirming the Corporation’s existing 10% rolling Stock Option Plan, and related matters; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 15, 2012 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting.

Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

SIGNED IN LAVAL, QUÉBEC
AS OF MAY 15, 2012

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis
_______________________________________________
Dr. Ronald Denis
Chairman of the Board
Acasti Pharma Inc.

ACASTI PHARMA INC.

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 15, 2012 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the management of Acasti Pharma Inc. (the “Corporation” or “Acasti”) of proxies to be used at the Annual Meeting of shareholders of the Corporation (the “Meeting”) to be held at Hilton Garden Inn Montréal Centre-Ville, 380 Sherbrooke Street West, Montréal, Québec H3A 0B1 on June 21, 2012 at 10:00 a.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder who is entitled to vote (the “Shareholder”) is entitled to appoint a person, who need not be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and Holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and Holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and Holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All Class “A” Shares of the Corporation (the “Class A Shares”) represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Class A Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Class “A” Shares beneficially owned by a person (a “Non-Registered Shareholder”) that is registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a “Voting Instruction Form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a Voting Instruction Form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Class “A” Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Class “A” Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the Voting Instruction Form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

The authorised share capital of the Corporation is composed of an unlimited number of Class “A”, “D” and “E” shares (individually, “Share”; collectively “Shares”). Each holder of Class “A” Shares has the right to vote at any meeting of the shareholders of the Corporation.

As at May 15, 2012, there were 72,690,038 issued and outstanding Class A Shares of the Corporation, each share entitling its holder to one (1) vote.

The by-laws of the Corporation provide during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the Shares shall constitute a quorum.

RECORD DATE

Shareholders registered as at May 15, 2012 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

PRINCIPAL SHAREHOLDERS

As at May 15, 2012, to the best knowledge of the Corporation other than the corporation mentioned below, none of the directors or executive officers of the Corporation or any other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s Class “A” Shares.

Name and address of Shareholder	Number of Class A Shares held	% of Voting Rights represented by the Class A Shares
Neptune Technologies & Bioressources Inc. (“Neptune”)	41 367 733	56.95%

Neptune is also the majority shareholder of NeuroBioPharm Inc. (“NeuroBioPharm”)

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 29, 2012 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2012 Annual Report (the “Annual Report”) which was mailed to shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation (the “Board”) currently consists of five (5) directors.

The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as Director. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board of Directors.

BOARD OF DIRECTORS RENEWAL AND DIRECTOR SELECTION

Nominees for election as director

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director for the year beginning March 1, 2012, and all other positions and offices with the Corporation held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of common shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Class A Shares beneficially owned or controlled or directed by each proposed director
Henri Harland (4) Québec, Canada Chief Executive Officer and Director	Chief Executive Officer of the Corporation	2008	1,390,012 (1)
Ronald Denis(2,3,4) Québec, Canada Chairman of the Board of Directors and Director	Chief of Surgery at Hôpital du Sacré-Coeur in Montréal	2008	22,500
Michel Chartrand (2,3,4) Québec, Canada Director	Chief Operating Officer of Neptune	2008	6,181
Martin Godbout (2,3,4) Québec, Canada	Director at Methylgene, AmorChem, AngioChem, Asmacure, BioQuébec and the Charlevoix Ataxia Foundation.	2011	–
Marc LeBel (2,3,4) Québec, Canada	President of Production Glaciel	2011	12,000
(1)	Of this number, 821,750 Shares are owned by a corporation controlled by Mr. Henri Harland.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.

The information as to Shares beneficially owned or over which the above-named individuals exercise control or direct and the foregoing information is not within the knowledge of the Corporation and has been furnished by each of those named above nominees individually.

The following is a brief biography of the nominees:

Dr. Ronald Denis – Chairman of the Board of Directors and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Henri Harland – Chief Executive Officer and Director

Mr. Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Henri Harland has been a director as well as the President and Chief Executive Officer of Neptune since its incorporation on October 9, 1998. He is the founder of the Corporation and of Neptune and has been involved in the krill research project since 1991. For more than ten years he has held the position of President and Chief Executive Officer of Gestion Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

Michel Chartrand – Director

On September 12, 2011, Mr. Chartrand joined the Corporation has its Chief Operating Officer. Before joining the Corporation, he was the Vice-President of Retail Partner Solutions at McKesson Canada between 2009 and 2011. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which included, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Québec pharmacy franchisors in Québec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc.

Martin Godbout – Director

Mr. Godbout holds a B.Sc. in Biochemistry (1979) and a doctorate in physiology and molecular endocrinology from Laval University. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council of Canada (MRC) and went to San Diego, California, where he continued research work in molecular neurobiology at the Scripps Research Institute. From May 1994 to May 1997, he was President and CEO of Innovatech Québec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of BioCapital, a Canadian venture fund specialized in private financing of start-up companies demonstrating strong potential in the areas of health and biotechnology. From 200 to 2009 he was President of Genome Canada. Mr. Godbout is an Officer of the Order of Canada (2005). Since 2004, Mr. Godbout is a director of MethylGene, a public company listed on the TSX Exchange. Mr. Godbout is currently a director on several boards of high technology companies, foundations and scientific organizations such as AmorChem, AngioChem, Asmacure, BioContact Québec, Génome Québec, BioQuébec, Montréal In Vivo, Fonds de Recherche Québec-Santé and the Ataxia Charlevoix Foundation.

Marc LeBel – Director

Mr. LeBel is the co-founder of Anapharm, a Phase I contract research organization, that reached 1 200 employees. Mr. LeBel was Executive Vice-President of Pharmanet, from 2005 to 2007, following its acquisition of Anapharm. Mr. LeBel is currently Interim CEO and Director of Warnex Inc. His recent venture in the film industry made him Executive Producer “Ruby McCollum”, and Associate Producer of the 3D animation movie “Sarila”. He received the following honors: Excelsia 2006 BioQuébec, Grand Diplômé Université Laval, and Leadership Prize, Canadian Society Pharmaceutical Sciences.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed directors of the Corporation is, as of the date of the Circular, or has been, within the ten years prior to the date of the Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, or has been, as at the date of the Circular or within the ten years prior to the date of the Circular, a director or executive officer of any Corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years prior to the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

 COMPENSATION OF DIRECTORS AND EXECUTIVES AND OTHER INFORMATION

compensation of named executive officers

During the financial year ended February 29, 2012, the Corporation had four Named Executive Officers of the Corporation, being, Henri Harland, the Corporation’s Chief Executive Officer (“CEO”), Tina Sampalis, President, Xavier Harland, Chief Financial Officer and Pierre Lemieux, Chief Operating Officer.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a Chief Financial Officer (“CFO”), (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

compensation oversight, governance and risk management

The Corporation’s executive compensation program is administered by the Compensation Committee of the Board. During the year ended February 29, 2012, the Compensation Committee was comprised of four members; namely Mr. Michel Chartrand, Dr. Ronald Denis, Marc LeBel and Martin Godbout. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success. All Compensation Committee members are independent.

The Compensation Committee’s mandate includes reviewing and making recommendations to the Board in respect of compensation matters relating to the NEOs which are identified in the “Summary Compensation Table – Named Executive Officers” below. As well, the Compensation Committee determined the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee also reviews the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance relative to objectives set. The Compensation Committee meets at least annually. The Compensation Committee also meets at other times during the year as necessary, such as when a component of the Corporation’s overall compensation package, including the Stock Option Plan (as described below under “Corporation Stock Option Plan”), is being amended or reviewed.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

The Corporation’s directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

compensation discussion & analysis

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options. The Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation, individual performance and contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

Executive compensation is based on payment in connection with the responsibilities and duties held within the Corporation, as well as for performance of the NEOs and the desire to remain competitive with other firms of comparable size in similar fields. Compensation of executive officers is comprised of a base salary and variable components in the form of an annual bonus opportunity, stock options and warrants. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the achievement of certain objectives set by the Board, generally based on actual versus budgeted results. Generally, new stock option grants and new warrants do not take into account the number of outstanding options and warrants.

The accountability for decisions on executive remuneration is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock option grants and bonus awards. The Compensation Committee review the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package. The CEO’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regards to the Corporation’s financial performance and progress in achieving strategic performance.

The Compensation Committee is satisfied that the Corporation’s compensation structure appropriately take into account the factors relevant to the industry, the Corporation’s performance within that industry, and the individual contributions to the Corporation’s performance made by its NEOs.

Compensation Elements

Remuneration of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;
(ii)	cash bonuses;
(iii)	grant of stock options by the Corporation and transfer of warrants of the Corporation by Neptune; and
(iv)	other elements of compensation, consisting of benefits.

Base Salary

The compensation of the Corporation’s Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

cash bonuses

The Corporation may award cash bonuses to executive officers and employees of the Corporation from time to time. The amount of the bonus that each individual may be eligible for is set in relation to a formula based on specific criteria, such as the Corporation’s performance (i.e., sales, profits, budgets, etc.), the individual’s performance (business development, individual objectives, etc.) and the overall stock market performance of the Corporation. The payment of bonuses is subject to the final approval of the Board and the board has the discretion to amend or veto bonuses in its sole discretion.

stock options

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation. For more a more detailed description of the corporation stock Option Plan, see below.

Summary Compensation Table – Named Executive Officers

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 29, 2012 and allocated to the Corporation. For a complete description of the compensation of the Named Executives Officers, refer to the information relating thereto in the Neptune Circular.

Name and Principal Position	Year ended February 28/29	Salary ($)	Option-based/Warrant-based awards(1) ($)	Annual incentive plans ($)(4)	All other compensation ($)(2)(3)	Total compensation ($)
Henri Harland Chief Executive Officer	2012 2011 2010	115,000 85,000 114,000	251,040 67,900 -	11,500 53,125 28,500	- - -	377,540 206,025 142,500
Tina Sampalis President	2012 2011 2010	205,625 162,500 176,400	209,200 103,125 -	28,000 38,188 17,640	- - 33,000	442,825 303,813 227,040
Xavier Harland Chief Financial Officer	2012	112,500	146,040	39,375	-	297,915
Pierre Lemieux Chief Operating Officer	2012 2011	159,323 130,338	139,401 57,500	8,000 6,633	- -	314,767 194,471
Harlan Waksal Vice-President, Business and Scientific Affairs	2012	25,000	251,564	-	-	276,564
(1)In respect of the transfer of warrants of the Corporation by Neptune for the year ended February 28, 2010, the value of the warrant-based awards is based on a fair value of $0.23 per warrant. In respect of the grant of the options of the Corporation, the value of the option-based awards is based on a fair value of $0.76 per option for the June 16, 2011 grants, and based on a fair value of $0.91 per option for the September 16, 2011 grant. The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2)The Named Executive Officers did not receive any compensation under a pension plan, other indirect compensation or other form of annual compensation.
(3)The value of perquisites and other personal benefits received by the Named Executive Officers did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the remuneration paid during the financial year ended February 29, 2012.
(4)For the years 2011 and 2010, the bonuses presented are calculated on the basis on what was payable as of their respective year end.

Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of the Corporation’s executives with those of its shareholders.

For a more detailed description of the Corporation Stock Option Plan, see below.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Corporation Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Stock Option Plan” of this Circular.

Outstanding Option-Based and Warrant-Based Awards

The following tables set out all awards of stock options and grant of warrants outstanding to each Named Executive Officer at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 29, 2012. The Corporation has no equity incentive plan for share-based awards.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options* ($)
Henri Harland Chief Executive Officer
June 16, 2011	300,000	1.40	June 16, 2016	183,000
October 8, 2008	200,000	0.25	October 8, 2018	352,000
Tina Sampalis President
June 16, 2011	250,000	1.40	June 16, 2016	152,500
October 8, 2008	200,000	0.25	October 8, 2018	352,000
Xavier Harland Chief Financial Officer
June 16, 2011	200,000	1.40	June 16, 2016	122,000
October 8, 2008	50,000	0.25	October 8, 2018	88,000
Pierre Lemieux Chief Operating Officer
June 16, 2011	200,000	1.40	June 16, 2016	122,000
Harlan Waksal Vice-President, Business & Scientific Affairs
June 16, 2011	200,000	1.40	June 16, 2016	122,000
(*) Calculation is based on the price of $2.01 for the Corporation’s shares on February 29, 2012.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland Chief Executive Officer
July 13, 2010	175,000	0.50(2)	October 8, 2013	264,250
October 8, 2008	1,250,000	0.25	October 8, 2013	2,200,000
Tina Sampalis President
July 13, 2010	175 000	0.50(2)	October 8, 2013	264,250
October 8, 2008	1,250,000	0.25	October 8, 2013	2,200,000
Xavier Harland Chief Financial Officer
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
October 8, 2008	150,000	0.25	October 8, 2013	264,000
Pierre Lemieux Chief Operating Officer
July 13, 2010	220,000	0.50(2)	October 8, 2013	332,200
Harlan Waksal Vice-President, Business & Scientific Affairs
May 25, 2011	165,000	1.25 (3)	October 8, 2013	125,400
(1)Calculation is based on the price of $2.01 for the Corporation’s shares on February 29, 2012.
(2)The transfer of warrants of the Corporation was effected by Neptune in consideration of a transfer premium of $0.25 included in the price, payable to Neptune upon exercise of the warrants.
(3)The transfer of warrants of the Corporation was effected by Neptune in consideration of a transfer premium of $1.00 included in the price, payable to Neptune upon exercise of the warrants.

Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 29, 2012

The following table sets out the value of stock options and warrant of the Corporation and held by the Named Executive Officers that vested during the financial year ended on February 29, 2012:

Name	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 29, 2012 ($)
Henri Harland	78 125
Tina Sampalis	78 125
Xavier Harland	16 250
Pierre Lemieux	43 750
Harlan Waksal	-

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance, the cost of which is paid by Neptune. These benefits are designed to be competitive overall with equivalent positions in comparable organizations.

Corporation Stock Option Plan

The Corporation’s stock option plan (the “Stock Option Plan”) was approved by the Board of Directors on October 8, 2008 and amended and restated as of April 29, 2009, March 21, 2011 and May 9, 2012.

The Stock Option Plan was adopted to ensure that the Corporation and its shareholders benefit from incentive participation through the holding of Shares by directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

The Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Class A Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. The Corporation’s Compensation Committee is responsible for overseeing and managing the Corporation Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Class A Shares of the Corporation representing, from time to time, up to 10% of the outstanding issued Class A Shares of the Corporation then outstanding may be granted by the Board of Directors pursuant to the Corporation Stock Option Plan.

Prior to its amendment on May 9, 2012 by the Board of Directors, there were 6,445,444 Class A Shares reserved for issuance pursuant to the terms of the Stock Option Plan. As at the date hereof, following its amendment by the Board of Directors, there are 7,269,003 Class A Shares reserved for issuance pursuant to Corporation Stock Options Plan, representing 10% of the Class A Shares issued and outstanding as of the date hereof. At the Meeting, shareholders’ approval will be necessary to ratify such modifications to the Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding and issued shares of the Corporation. In addition, the Stock Option Plan, together with any other plan that may be established by the Corporation or any options already granted by the Corporation will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of the Corporation; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of the Corporation, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of the Corporation, or (B) an insider, in excess of 5% of the outstanding securities of the Corporation.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange (the “Exchange”) if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

The Stock Option Plan must be approved each year by the disinterested shareholders of the Corporation at its annual meeting.

Remuneration of Directors
During the financial year ended February 29, 2012 except for the Chief Executive Officer of the Corporation, all the Directors were independent and remunerated by the Corporation in their capacity as Directors. Mr. Henri Harland, Chief Executive Office of the Corporation, received no remuneration from the Corporation for services rendered as director.

The compensation paid to the Directors is a combination of meeting fees, annual compensation and stock options and warrant-based awards. In addition to acting as directors of the Corporation, certain Directors also render services to Neptune and are remunerated by Neptune. For a complete description of the remuneration of the Directors of the Corporation in respect of the services provided to Neptune or other subsidiaries of Neptune, we refer you to Neptune Technologies & Bioressources Inc.’s Management Proxy Circular dated May 15, 2012 (the “Neptune Circular”).

Summary Compensation Table: Attendance Fees for Independent Directors

The total remuneration and fees paid to the independent directors by the Corporation during the financial year ended on February 29, 2012 are set out in the following tables:

	Michel Chartrand	Ronald Denis(1,2)	Marc LeBel	Martin Godbout
Annual fixed compensation	$15,000	$15,000	$15,000	$15,000
Fee for Director, per Board meeting attended	$1500	$1500	$1500	$1500
Fee for Directors, per Board meeting attended by way of conference call	$750	$750	$750	$750
Fee for Member Committee, per Board Committee meeting attended	$750	$750	$750	$750

(1)	President of the Audit and Remuneration Committees of the Corporation.
(2)	President of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti.

The total compensation paid to the Directors by the Corporation during the financial year ended on February 29, 2012 is set out in the following table:

Name and Principal Position	Year ended February 28	Salary ($)	Option-based/Warrant-based awards(1) ($)	Annual incentive plans ($)	All other compensation ($)(2)	Total compensation ($)
Michel Chartrand(4)	2012 2011 2010	25,500 3,625 -	178,145(5) 11,250 -	- - -	- - -	203,645(5) 14,875 -
Marc LeBel	2012	25,500	41,840	-	-	67,340
Ronald Denis(3)	2012 2011 2010	25,500 6,375 -	62,760 11,250 -	- - -	- - -	88,260 17,625 -
Martin Godbout	2012	25,500	41,840	-	-	67,340
(1) In respect of the transfer of warrants of the Corporation by Neptune for the year ended February 28, 2010, the value of the warrant-based awards is based on a fair value of $0.23 per warrant. In respect of the grant of the options of the Corporation, the value of the option-based awards is based on a fair value of $0.76 per option for the June 16, 2011 grants, and based on a fair value of $0.91 per option for the September 16, 2011 grant. The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2) The value of perquisites and other personal benefits received by these directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the remuneration paid during the financial year ended February 29, 2012.
(3) President of the Board and of the Audit Committee as at the February 29, 2012.
(4) Observer on the Audit Committee as at February 29, 2012.
(5) The Option-based/Warrant-based awards and the total compensation for 2012 encompasses the options granted to Mr. Chartrand on September 16, 2011 in consideration of his nomination as Chief Operating Officer of Neptune.

The Corporation’s options and warrants were respectively awarded and transferred to the Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the Corporation.

Option-Based and Warrant-Based Awards For Directors

The following table provides information on the number and value of each independent director’s outstanding options and warrants at the end of the financial year ended February 29, 2012.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]
Michel Chartrand
October 8, 2008	25,000	0.25	October 8, 2018	44,000
June 16, 2011	50,000	1.40	June 16, 2016	30,500
September 16, 2011(2)	150,000	1.50	September 16, 2016	76,500
Marc LeBel
June 16, 2011	50,000	1.40	June 16, 2016	30,500
Ronald Denis
October 8, 2008	25,000	0.25	October 8, 2018	44,000
June 16, 2011	75,000	1.40	June 16, 2016	45,750
Martin Godbout
June 16, 2011	50,000	1.40	June 16, 2016	30,500
(1)Calculation is based on the price of $2.01 for the Corporation’s shares on February 29, 2012.
(2)The total compensation to Mr. Chartrand for 2012 encompasses the options granted on September 16, 2011 in consideration of his nomination as Chief Operating Officer of Neptune.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Michel Chartrand
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
October 8, 2008	125,000	0.25	October 8, 2013	220,000
Ronald Denis
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
October 8, 2008	175,000	0.25	October 8, 2013	308,000
(1)Calculation is based on the price of $2.01 for the Corporation’s shares on February 29, 2012.
(2)The transfer of warrants of the Corporation was effected by Neptune in consideration of a transfer premium of $0.25 included in the price, payable to Neptune upon exercise of the warrants.

The Corporation’s options and warrants were respectively awarded and transferred to the Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the Corporation.

Note: Mr. Marc LeBel and Mr. Martin Godbout do not have any warrant-based awards issued to them by the Corporation.

Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 29, 2012

The following table sets out the value of stock options and warrant of the Corporation and held by the Directors that vested during the financial year ended on February 29, 2012:

Name	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 29, 2012 ($)
Michel Chartrand	10,313
Ronald Denis	10,313
Marc LeBel	-
Martin Godbout	-

Performance Graph

On February 29, 2012, the closing price of the common shares of the Corporation on the TSX-Venture was $2.01 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, as of March 31st, 2011 on the Exchange, compared with the total return of the CDN Index for the period shown on this graph.

Note: The Corporation’s shares were listed on the TSX Venture Exchange for the first time on March 31, 2011 (CA: APO).

Following the positive financial performance of the Corporation during the last year, an increase in salary was granted as well as the granting of premiums and stock options to buy shares during the financial year ending on February 29, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 29, 2012, the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. All Corporation plans have been approved by the shareholders. The number of shares which appears at in the line “Share-based compensation plan” refers to the Stock-Option Plan.

Plan category	(A) Number of Shares to be issued following the exercise of outstanding stock options (Class A Shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Class A Shares)
Share-based compensation plan approved by the Shareholders	3,347,500	1.15	3,055,444
Share-based compensation plan unapproved by the Shareholders	N/A	N/A	N/A

The Stock Option Plan of the Corporation is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was within the thirty days prior to the date of the Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of May 1st, 2012, indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “Informed Person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person of the Corporation, and no associate or affiliate of those foregoing Informed Persons, at any time since the beginning of its last completed financial year, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors or the appointment of auditors.

DIRECTOR AND OFFICER LIABILITY INSURANCE

The Corporation has liability insurance coverage through its parent corporation, Neptune. Neptune has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Québec). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $25,000 deductible per event for Neptune’s directors and officers as a whole. The premium paid by Neptune for the current year of coverage is $85,000.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

PENSION BENEFIT PLANS

The Corporation has no pension benefit plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Contract clauses for termination of employment, change of position and changes in management or ownership are at present being negotiated and discussed by the executive officers of the Corporation. The Corporation wishes to set up a program of benefits and set up clauses in contracts in the event of a change of control and/or the termination of employment for the executive officers. As of May 17, 2011, there is currently no benefit plan for executive officers in the event of a change of control and/or the termination of their employment, but the terms and conditions of such a plan should be finalized during the year.

AUDIT COMMITTEE INFORMATION

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule “A”. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

As of February 29, 2012, the Audit Committee was composed of four (4) members of the Board of Directors: Dr. Ronald Denis, Mr. Marc LeBel, Mr. Michel Chartrand and Mr. Martin Godbout. Under National Instrument 52-110 Audit Committees (“NI52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All current members are considered independent. All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements. From the experience as described above under the heading “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Michel Chartrand – On September 12, 2012, Mr. Chartrand joined the Corporation has its Chief Operating Officer. Before joining the Corporation, he was the Vice-President of Retail Partner Solutions at McKesson Canada between 2009 and 2011. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which included, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Québec pharmacy franchisors in Québec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Ronald Denis – Dr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Dr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Martin Godbout – Mr. Godbout holds a B.Sc. in Biochemistry (1979) and a doctorate in physiology and molecular endocrinology from Laval University. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council of Canada (MRC) and went to San Diego, California, where he continued research work in molecular neurobiology at the Scripps Research Institute. From May 1994 to May 1997, he was chairman and CEO of Innovatech Québec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of the Company BioCapital, a Canadian venture specialized in private financing of start-up companies demonstrating strong potential in the areas of health and biotechnology. Since 2004, Mr. Godbout is a director of MethylGene, a public company listed on the TSX Exchange. Mr. Godbout is currently a director on several boards of high technology companies, foundations and scientific organizations such as AmorChem, AngioChem, Asmacure, BioQuébec and the Ataxia Charlevoix Foundation.

Marc LeBel – Mr. LeBel is the holder of a Pharmacy Doctor (Pharm.D.) and the founder of Anapharm Inc. At present, he is president of Production Glaciel. He acted as the Executive Vice-president of Pharmanet, company owning Anapharm. Since its inception in 1994 with 8 employees, Anapharm grew to 960 employees in 2007, with business sites in Montréal, Trois-Rivières, Toronto and  headquarters in Québec City. Mr. LeBel was or is currently, a Board member of Université Laval, Festival du cinéma des 3 Amériques, SiliCycle, Sinergia, Virocell, TGN Biotech and BCM Biotech. He is the author of 120 publications and 130 communications. He received the following honors: Excelsia 2006 Bio-Québec, Grand diplômé Université Laval, and leadership from Canadian Society for Pharmaceutical Sciences.

audit committee oversight

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

reliance on certain exemptions

During the financial year ended February 29, 2012, the Corporation has not relied on any exemption contained in NI52-110.

pre-approval policies and procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

External Auditor Fees

(a)	Audit Fees
“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $40,000 to the Corporation for audit fees. For the fiscal year ended February 28, 2011, these fees were $102,000 to the Corporation.

(b)	Audit-Related Fees
“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $30,750 to the Corporation (IFRS consultations, translation).

(c)	Tax Fees
“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed a total of $7,000 to the Corporation for tax fees for fiscal year ended February 29, 2012 and a total of $15,663 to the Corporation for the fiscal period ended February 28, 2011. Tax fees include, but are not limited to, preparation of tax returns.

(d)	All Other Fees
The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 29, 2012 and February 28, 2011.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation. The auditors will hold office until the next Annual Meeting of shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been acting as the Corporation’s auditors since September 25, 2006.

CORPORATE GOVERNANCE

1.	Board of Directors

(a)	Independent directors.

The Board of Directors considers that Dr. Ronald Denis, Mr. Martin Godbout, Mr. Michel Chartrand and Mr. Marc LeBel are “independent” within the meaning of NI52-110, as it applies to the Board of Directors.

(b)	Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland is not “independent” within the meaning of NI52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Corporation.

(c)	Majority of directors are independent.

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of NI52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

Dr. Ronald Denis, Mr. Henri Harland and Mr. Michel Chartrand, all directors of the Board, also sit on Neptune and NeuroBioPharm’s Boards of Directors.

(d)	Independent directors do not regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, hold such meeting.

(e)       Attendance record of directors for Board meetings.

Since the beginning of financial year ended February 29, 2012, the Board of Directors has held four (4) meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance	Telephone Meeting Attendance
Henri Harland	4/4	–
Marc LeBel	4/4	–
Ronald Denis	4/4	–
Michel Chartrand	4/4	–
Martin Godbout	4/4	–

(f)	Chairman of the Board

Dr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

2.	Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.	Position Descriptions

(a)	How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

(b)	How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis.

4.	Orientation and Continuing Education

(a)	Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

(b)	Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.	Ethical Business Conduct

(a)	Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b)	Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (R.S.Q. S-31.1), a director of the Corporation must immediately disclose to the Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuses himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6.	Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee.

7.	Compensation

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of remuneration granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Corporation’s officers, see “Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI52-110. The members of the Compensation Committee for the year 2012 are Dr. Ronald Denis, Mr. Marc LeBel, Mr. Michel Chartrand and Mr. Martin Godbout.

8.	Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Corporation also has a corporate governance committee, which is composed of five (5) members. Of this number, two members are considered not at arm’s length, namely the president and chief executive officer as well as the Chairman.

9.	Assessments

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

The Corporation’s current 10% rolling Stock Option Plan governing the issuance of stock options was initially approved by the Board on October 8, 2008, and was amended and restated on April 29, 2009 and March 1, 2011. The full text of the Stock Option Plan will be available at the Meeting.

The policies of the Exchange require that rolling plans be approved by Shareholders on a yearly basis. Accordingly, Shareholders are being asked to pass an ordinary resolution to ratify and confirm the Stock Option Plan as adopted by the Board which permits the issuance of up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time. To be effective, the resolution must be passed by a simple majority of the votes cast thereon by Shareholders present in person or by proxy at the Meeting. If the resolution to approve the Stock Option Plan is not approved by Shareholders of the Corporation, all unallocated stock options will be cancelled and the Corporation will not be permitted to make any further grants until shareholder approval is obtained. The following is the text of the ordinary resolution to be considered at the Meeting:

“WHEREAS the Stock Option Plan of the Corporation was approved by the Board of Directors of the Corporation on October 8, 2008 and amended and restated as of April 29, 2009 and March 1, 2011;

WHEREAS, pursuant to the rules and policies of the TSX Venture Exchange, the Stock Option Plan must be approved by shareholders on a yearly basis;

RESOLVED THAT:

1.
the Stock Option Plan of the Corporation, as adopted by the Board of Directors of the Corporation, be and is hereby approved and ratified, and the Corporation be and is hereby authorized to reserve for issuance pursuant to the Stock Option Plan up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time;

2.
the Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the shareholders of the Corporation, in order to ensure the adoption and efficient function of the Stock Option Plan; and

3.
any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Stock Option Plan”

To be adopted, the resolution approving the Stock Option Plan (the “Stock Option Plan Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Stock Option Plan Resolution.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as of May 15, 2012

By order of the Board of Directors

/s/ Ronald Denis
_____________________________________
Dr. Ronald Denis
Chairman of the Board

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.
The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.
The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.
Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.
Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.
Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.
Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)
that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)
that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.

The Committee shall:

1.
Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.
Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5.
Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.
Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.
Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.